PE
03/01/02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 1, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36o andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DC_LAN01: 148273.1

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains a copy of the Company's press release dated March 1, 2002.

CSN

for immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
+55 (21) 2586 1442
jmtreiger@csn.com.br
www.csn.com.br

Isabel Vieira
Thomson Financial Corporate Group
+1 (212) 701-1823
isabel.vieira@tfn.com

Curtis Smith
Thomson Financial Corporate Group
+55 (11) 3848-0887
curtis.smith@thomsonir.com.br

CSN ISSUES R$ 690 MILLION IN BRAZILIAN DEBENTURES

(Rio de Janeiro, Brazil, March 1, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) today announced a R$ 690 million debenture issuance in the Brazilian market. The securities have been rated "AA- (Bra)" by Fitch and "Baa1.Br" by Moody's. The program is divided into two tranches: a three-year tranche of R$ 540 million at a cost of CDI plus 2.75% per annum; and a four-year tranche of R$150 million, indexed to IGPM plus 13.25% per annum. The funds will be used for providing the Company with liquidity and for refinancing future obligations of the parent company and/or its affiliates.

In relative terms, CSN's financing cost for the transaction is slightly below the yield of domestic treasury notes recently issued by the Brazilian Government. Furthermore, if swapped into U.S. dollars, the cost of the debentures would be lower than the yield for Brazilian international Treasury Notes, with similar characteristics.

This is CSN's first debt transaction in the Brazilian financial maket, in line with the Company's objective of reducing its foreign currency exposure.

The coordinators of the transaction were Banco BBA Creditanstalt S.A., Bank of America Brasil S.A., Banco Votorantim S.A. and Deutsche Bank S.A.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity above 5,000,000 tonnes of crude steel and gross revenues of approximately R$4 billion, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

SID Listed NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________________
Name: Lauro Campos Rezende
Title: Principal Financial Officer

Dated: March 1, 2002